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03003890

Registration No. 4154

82-4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

SUPPL

Datum *Date*	18.2.2003		
Stran *Pages*	**4 (including this page)**		
	Telefonni kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Excerpt from Commercial Register

Dear Sirs,

We are sending you Excerpt from the Commercial Register.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours Sincerely,

Sylva Floríková
Director of Compliance

SOCIETE GENERALE GROUP

Komerční banka, a.s., se sídlem:
Praha 1, Na Příkopě 33, č. p. 969, PSČ 114 07, Česká republika, IČ: 45317054
ZAPSANÁ V OBCHODNÍM REJSTŘÍKU VEDENÉM MĚSTSKÝCH SOUDEM V PRAZE, ODDÍL B, VLOŽKA 1360

Excerpt
from the Commercial Register maintained with
the Municipal Court in Prague
Section B, File No. 1360

Date of incorporation: 5th March 1992

Business name: Komercni banka, a. s.
Registered office: Prague 1, Na Prikope 33, building identification number 969, postcode 114 07
Identification number: 45 31 70 54

Legal form: public limited company

Objects of business:
- The objects of the Bank's business are specified in sections 1 and 2 of Act No. 21/1992 Coll. on Banks. The Bank's objects of business are as follows:
- a) accepting of deposits from the public
- b) granting of loans
- c) investing in securities on own account
- d) financial leasing
- e) payments and clearing system
- f) issuing of payment instruments, such as payment cards, traveller's cheques
- g) provision of guarantees
- h) issuing of letters of credit
- i) collection services
- j) trading on its own account or on a client's account in:
1. foreign currencies
2. futures and options including foreign exchange and interest rate deals
3. negotiable securities
- k) participation in the issue of shares and provision of related services
- l) financial brokerage
- m) consulting services in business matters
- n) administration of the client's securities on the account of the client, including consultancy (portfolio management)
- o) custody and administration of securities or other valuables
- p) acting as a depositary
- q) foreign exchange operation (foreign exchange purchase)
- r) providing banking information
- s) rental of safe-deposit boxes
- issuing of mortgage bonds under a special legislation

Statutory body - Board of Directors:

Member: Matus Pull, birth number: 490625/214
Vrane nad Vltavou, Nad skolkou 530, Prague - West District postcode 252 46
date of entry into office: 5th October 2001

Chairman: Alexis Raymond Juan, birth date 11th June 1943
Praha 1, Senovazne namesti cp. 869/28
date of entry into office: 5th October 2001
Member of the Board of Directors from: 5th October 2001
Person responsible for the performance of activity of a brokerage house.

Member: Peter Palecka, birth number: 591103/6692

Cernosice, Jahodova 1565, Prague-West District, postcode 252 28
Member of the Board of Directors from: 5th October 2001

Member: Patrice Georges Jacques Cheroutre, birth date 20th May 1951
Prague 5, Barrandovska 13/160, postcode 152 00
date of entry into office: : 5th October 2001

Member: Philippe Rucheton, birth date 9th September 1948
Prague 1, Brehova 8/208, postcode 110 00
date of entry into office: 2nd May 2002

Vice-Chairman: Guy Poupet, birth date 5th January 1952
Prague 1, Brehova 8/208, postcode 110 00
date of entry into office: 9th October 2002
Member of the Board of Directors from: 25th June 2002

Acting on behalf of the Bank:
The Board of Directors as the statutory body shall act on behalf of the Bank in all matters, either by all members of the Board of Directors jointly or by any two members jointly.
Signing on behalf of the Bank: Either all members of the Board of Directors jointly or any two members of the Board jointly shall sign on behalf of the Bank.

Supervisory Board:
Member: Petr Laube, birth number 490708/118
Prague 5, Kosire, Kvapilova 958/9
date of entry into office: 8th October 2001
Member: Ing. Pavel Krejci, birth number 631108/0644
Olomouc, Rolsberska 30, postcode 772 00
member of the Supervisory Board from: 27th May 2001
Member: Ing. Miroslava Smidova, birth number 655506/0094
Pzeň, Zizkova 55 Plzeň-mesto District, postcode 320 15
member of the Supervisory Board from: 27th May 2001
Member: Ing. Jan Kucera, birth number 511030/013
Nachod, Ovocna Str. 1576, postcode 574 01
member of the Supervisory Board from: 27th May 2001
Member: Jan Juchelka, birth number 710919/5148
Podebrady, Jizni 1339, Nymburk District, postcode 290 01
date of entry into office: 8th October 2001
Member: Didier Alix, birth date 16th August 1946
14, bis Rue Raynouard, 75116 Paris
French Republic
date of entry into office: 8th October 2001
Member: Jean – Louis Mattei, birth date 8th September 1947
24, Rue Pierre et Marie Curie, 75005 Paris
French Republic
date of entry into office: 8th October 2001

Member: Christian Achille Frederic Poirier, birth date 30th November 1948
19, Rue Mademoiselle, 78000 Versailles
French Republic
date of entry into office: 8th October 2001

Member: Severin Cabannes , birth date 21st July 1958
14, Rue de Voisins, 78430 Louveciennes
French Republic
date of entry into office: 8th October 2001
Person responsible for the performance of activity of a brokerage house.

Shares:
38,009,852 listed ordinary bearer shares in the nominal value of CZK 500,-

Registered capital: CZK 19,004,926,000
Of which paid up: 100%

Other facts:
- Manner of the Company's establishment:
In accordance with the privatisation project of the state financial institution Komercni banka, with the registered office in Prague, Na prikopech 28, approved by resolution of the Government of the Czechoslovak Federative Republic No. 1 of 9 January 1992 and No. 109 of 20 February 1992, the National Property Fund of the Czech Republic, as the sole promoter, established the public limited company styled Komercni banka, a. s., based on the Founding Deed of 3 March 1992 under section 172 of the Commercial Code.
- An amendment to the Articles of Association adopted by the General Meeting held on 16 July 1992 has been registered.
- An amendment to the Articles of Association adopted by the General Meeting held on 8 November 1993 has been registered.
- An amendment to the Articles of Association adopted by the General Meeting held on 29 April 1994.
- An amendment to the Articles of Association adopted by the General Meeting held on 6 May 1996.

--Accuracy of this excerpt is hereby confirmed--
Municipal Court in Prague

Date 14th February 2003 Executed by: Chura
Excerpt number: 26447/2003